UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

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Filed by a Party other than the Registrant   ☒

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☒           Preliminary Proxy Statement

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☐           Definitive Proxy Statement

☐          Definitive Additional Materials

☐           Soliciting Material Under Rule 14a-12

ANWORTH MORTGAGE ASSET CORPORATION
(Name of Registrant as Specified in Its Charter)

WESTERN INVESTMENT LLC
WESTERN INVESTMENT HEDGED PARTNERS L.P.
WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
ARTHUR D. LIPSON
PAUL R. DEROSA
GREGORY R. DUBE
KENNETH B. DUNN
RONALD MASS
SCOTT F. RICHARD

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY PROXY STATEMENT – SUBJECT TO COMPLETION

ANNUAL MEETING OF STOCKHOLDERS
OF
ANWORTH MORTGAGE ASSET CORPORATION
_________________________

PROXY STATEMENT
OF
WESTERN INVESTMENT LLC

_________________________

Help to elect true independent, stockholder representation to the Board.  Vote on the GOLD proxy for Western Investment’s highly qualified, independent nominees today.

Western Investment LLC, a Delaware limited liability company (“Western Investment” or “we”), together with its fellow participants in this solicitation is a significant stockholder of Anworth Mortgage Asset Corporation (“Anworth”), owning approximately 4.0% of the outstanding shares.  We are writing to you in connection with the election of our nominees to the board of directors of Anworth (the “Board”) at the annual meeting of stockholders scheduled to be held at Loews Santa Monica Beach Hotel located at 1700 Ocean Avenue, Santa Monica, California 90401, on Thursday, May 22, 2014, at 10:00 a.m., local time (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), who, if elected, would constitute a majority of the Board.

Anworth has over a decade of abysmally poor performance.  Stockholders who invested in Anworth on August 31, 2003 have a cumulative loss of almost 6% (including dividends reinvested).  In addition, as a result of the continued poor investment performance, Anworth’s common stock (the “Shares”), trades at a significant discount to its book value.  This discount to book value has magnified the loss to stockholders.  Shockingly, on December 31, 2013, the stock price closed at a 29.6% discount to book value.  We are concerned with the Board’s failure to take action, and believe NOW is the time to take action that is in the best interests of all stockholders.

We are investors who have proven over many years to be catalysts for positive change for all stockholders.  We have taken a stance in connection with 38 issuers since 2004, with virtually all situations resulting in significant pro-stockholder action by the issuer, as set forth in more detail on Appendix E attached hereto.  We are proud of our public record, and proud of the role we have played in creating value for stockholders.

We are furnishing this proxy statement and the enclosed GOLD proxy card to stockholders for the following purposes:

1.	To elect five directors of Anworth to serve for the ensuing year or until their successors are duly elected and qualified;

2.	To provide an advisory vote on the compensation of Anworth’s Named Executive Officers;

3.	To approve the adoption of Anworth’s 2014 Equity Compensation Plan;

4.	To ratify the appointment of McGladrey LLP as Anworth’s independent registered accounting firm for the fiscal year ending December 31, 2014; and

5.	To consider and vote upon such other matters as may properly come before the Annual Meeting or any adjournments or postponements thereof.

If you have already sent a WHITE proxy card furnished by Anworth’s management to Anworth, you have every right to change your vote by signing, dating and returning the enclosed GOLD proxy card or by following the instructions for telephone or Internet voting detailed thereon.  Only your latest dated proxy card counts!

This Proxy Statement is soliciting proxies to elect only our Nominees.  Accordingly, the enclosed GOLD proxy card may only be voted for our Nominees and does not confer voting power with respect to any of Anworth’s director nominees.  Please refer to Appendix A - Information Concerning the Annual Meeting and Anworth’s proxy materials for additional information concerning the Annual Meeting, including voting and proxy procedures, votes required for approval of the proposals and the solicitation of proxies.

If you have any questions or require assistance voting your Shares, please contact InvestorCom, Inc., who is assisting us, at their address and toll-free number listed on the following page.  This proxy statement and the enclosed GOLD proxy card are first being furnished to stockholders on or about _______ __, 2014.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting

The Proxy Statement, GOLD proxy card and additional information can be found at:
[www.fixmyfund.com]

IMPORTANT

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN.

•
If your Shares are registered in your own name, you may vote such Shares by signing, dating and mailing the enclosed GOLD proxy card in the enclosed return envelope to Western Investment, c/o InvestorCom, Inc., in the enclosed postage-paid envelope today.

•
If your Shares are held for you by a brokerage firm, bank, bank nominee or other institution on the record date, only they can vote such Shares and only upon receipt of your specific instructions.  Accordingly, please instruct your broker or bank to vote the GOLD proxy card on your behalf by following the instructions for Internet voting detailed on the enclosed GOLD proxy card, by calling the toll-free number contained therein, or by signing, dating and mailing the enclosed GOLD proxy card in the enclosed return envelope

•	If you choose to use Internet voting, Western Investment will be identified as “Opposition” on Proxyvote.com.

If you have any questions or need assistance voting your Shares, please call:

InvestorCom, Inc.
65 Locust Avenue, Third Floor
New Canaan, Connecticut 06840

Stockholders Call Toll-Free at: (877) 972-0090
Banks and Brokers Call Collect at: (203) 972-9300

You may also contact Western Investment LLC via email at
info@fixmyfund.com

THE BOARD OF DIRECTORS HAS FAILED TO ACT IN THE BEST INTEREST OF STOCKHOLDERS

SEND A MESSAGE TO ANWORTH:

Over 10 years of negative investment performance is too much!

Stockholders deserve a fair return on their investment.

The Board and management have failed stockholders.

The time for action is now!

REASONS FOR OUR SOLICITATION

We want to maximize long term value to stockholders.

Our goal is to help determine the best course of action to maximize long term value for all stockholders.  We believe Anworth has been severely mismanaged to date, and stockholders have seen over a decade of investment declines. If elected, subject to compliance with their fiduciary duties, our Nominees will consider replacing Anworth’s manager with a new manager who will help maximize long term value for all stockholders.  In addition, our Nominees would consider exploring other strategic opportunities to return value back to Anworth’s stockholders, including liquidating Anworth’s underlying assets and dissolving Anworth, in order to return value back to Anworth’s stockholders in an amount equal to or greater than Anworth’s liquidation value, net of fees and expenses.  Because Anworth has performed so poorly, even with any fees that would be payable in connection with the termination of Anworth’s management agreement and related expenses, we believe that stockholders would still be in a better position if Anworth were liquidated, than if Anworth continues on its existing course.  During any examination period, we would support the directors authorizing an aggressive repurchase program to permit Anworth to repurchase up to the maximum amount of its outstanding shares allowed by law (up to approximately 3,000,000 shares per week based on recent trading volume), subject to market conditions.

Regardless of the course of action chosen by the Board, Western Investment will have no role, nor will it receive any compensation, in the future management or operations of the business, nor has it ever done so in any of the 38 prior situations where Western has fought for the rights of stockholders.

In the event our Nominees are elected, and if they determined after a reasonable process that there was no other manager that could maximize long term value for stockholders, or no other transaction such as a merger or sale of the Anworth was reasonable or would provide greater than liquidation value to stockholders, then the Nominees would consider liquidating Anworth.  In order to liquidate Anworth, the Board would first need to approve a plan of liquidation, which plan would then be required to be submitted to stockholders for approval by the affirmative vote of two-thirds of the outstanding shares.  If approved by the stockholders, the Board would wind up the affairs of Anworth including selling its assets, applying those assets to the payment, satisfaction, and discharge of existing debts or obligations, including necessary expenses of liquidation and distributing any remaining assets to stockholders.  We believe that a sale or liquidation process could be accomplished in three to seven months.  As set forth above, we believe that the stock price could be supported during this period through an aggressive repurchase program that would permit Anworth to repurchase its outstanding shares up to a maximum amount equal to up to 95% of Anworth’s book value.

Over a decade of negative investment performance is too much.

The total return of a Share has consistently been the lowest or among the lowest of virtually all comparable mortgage REITs1 based on Bloomberg data for total returns, including dividends.  The following table shows the total returns, including dividends, of Anworth as compared to all other comparable publicly traded mortgage REITs outstanding for the entire period.

1 Comparable REITs are defined as all REITs that invest in high quality assets and have been in existence for over 10 ½ years.

TOTAL RETURN PERFORMANCE*

REIT	1 year	3 years	5 years	10 years	10 ½ years
Anworth Mortgage Asset Corporation	(11.24)%	1.23%	58.49%	1.24%	(5.74)%
Annaly Capital Management, Inc.	(22.34)%	(8.18)%	56.32%	69.47%	86.16%
Capstead Mortgage Corp.	9.48%	40.07%	120.89%	172.94%	219.59%
Dynex Capital Inc.	(8.12)%	23.17%	116.52%	145.46%	219.37%
MFA Financial, Inc.	(1.29)%	51.39%	172.26%	131.83%	135.67%
* - All periods end March 31, 2014

We believe such abysmal performance should not be rewarded with the status quo retention of the same failing manager.  In fact, we believe the performance is so bad that the best thing that can be done for stockholders is to enter into a transaction where stockholders would receive no less than the net liquidation value or to simply liquidate Anworth and return all remaining value to stockholders.

Anworth’s book value discount is unacceptable.

The Shares have also traded at a persistent discount to book value over the past three years, and the discount was a shocking 29.6% on December 31, 2013.  When a book value discount is excessive, a selling stockholder is forced to leave behind a substantial portion of the value underlying the Shares at the time of sale.  Any time a stockholder chooses to sell his or her ownership in a company at a steep discount to book value, that stockholder is harmed no matter what the company’s discount was at the time the stockholder purchased their Shares of that company.  We believe the fair value of a share of common stock of a company should be its book value, or a value very close.  The persistent excessive discount to book value is just another reason why we believe the status quo with the existing board and management should not continue.  A liquidation would immediately recapture for stockholders the lost value from the persistent discount to book value at which the Shares trade.

The table below shows the discount of Anworth’s Share price to Anworth’s book over the past three years (on the last day of each year).

Year Ending December 31,	% Discount to book value
2013	29.6%
2012	19.0%
2011	9.8%

In addition, the ratio of Anworth’s stock price to its book value has consistently been the lowest or among the lowest of virtually all comparable mortgage REITs1 based on Bloomberg data.  The following table shows the average price to book value ratio of Anworth at the end of each calendar quarter as compared to all other comparable publicly traded mortgage REITs for the comparable periods.

REIT	1 year	3 years	5 years	10 years
Anworth Mortgage Asset Corporation	83.7%	91.1%	93.9%	96.2%
Annaly Capital Management, Inc.	93.6%	98.9%	101.4%	115.9%
Capstead Mortgage Corp.	95.2%	97.7%	100.3%	111.7%
Dynex Capital Inc.	102.2%	100.4%	99.5%	98.5%
MFA Financial, Inc.	97.8%	99.4%	99.5%	102.7%
Anworth Rank	LAST	LAST	LAST	LAST
* - All periods end March 31, 2014

1 Comparable REITs are defined as all REITs that invest in high quality assets and have been in existence for over 10 ½ years.

We believe that stockholders deserve a top manager in this difficult market and economic environment.

The Board has also failed to adequately address the high fees collected by Anworth’s manager, despite Anworth’s continued poor price performance and persistent discount to book value.  We believe that Anworth’s manager is being over-compensated for under-performance.  The Board, it appears, has concluded that the management fee paid to Anworth’s manager is reasonable in relation to the services provided.  We assume that this is the reason the Board submitted the management agreement to stockholders in 2011, at which time it was approved by the vote of just barely a majority of the outstanding shares (54%).  In our opinion, to pay the manager for such consistently terrible results is outrageous.  We believe stockholders are not getting fair value and the only way to provide fair value at this point is elect a new Board who will take action and change from the status quo.

SERIOUS CHANGES TO THE BOARD ARE NEEDED.
IT IS TIME TO SEND A MESSAGE BY VOTING FOR THE WESTERN INVESTMENT SLATE ON THE ENCLOSED GOLD PROXY CARD.

BACKGROUND TO THE SOLICITATION

On March 12, 2014, Arthur D. Lipson, the managing member of Western Investment, called Joseph E. McAdams, a director of Anworth and the Executive Vice President and Chief Investment Officer of Anworth’s manager, to request a meeting in person with Joseph E. McAdams, who agreed to meet with Mr. Lipson at Anworth’s offices on March 13, 2014.

On March 13, 2014, Mr. Lipson met with Joseph E. McAdams at Anworth’s offices. At the outset of the meeting, Mr. Lipson delivered a letter dated March 12, 2014 from Western Investment informing Anworth that Western Investment intended to designate five director candidates for election to Anworth’s board and to solicit opposition proxies for the election of such candidates at the Annual Meeting. Also present at the meeting were Ronald Mass and Scott F. Richard.  Mr. Lipson requested that Anworth delay the Annual Meeting. Mr. Lipson informed Mr. McAdams that he was disappointed with the price of Anworth’s common stock and suggested that Anworth should focus on providing increased liquidity for Anworth’s stockholders by, for example, conducting tender offers on an ongoing, periodic basis, similar to the tender offer transactions conducted by closed-end mutual funds. The meeting was adjourned and Joseph E. McAdams and Mr. Lipson indicated that they would call Lloyd McAdams the next day to continue discussions.

On March 14, 2014, Mr. Lipson spoke with Lloyd McAdams and Joseph E. McAdams by telephone. During the call, Lloyd McAdams offered to discuss Anworth’s additional investment opportunities in greater detail than was provided in a press release issued earlier in the day if Mr. Lipson were willing to enter into a confidentiality agreement. Mr. Lipson declined to sign any such agreement. Mr. Lipson again informed Anworth that Western Investment intended to file an opposition proxy statement and nominate five director candidates for election to Anworth’s board. The parties agreed to speak again by telephone on March 19, 2014.

On March 19, 2014, Mr. Lipson spoke with Lloyd McAdams and Joseph E. McAdams by telephone. Mr. Lipson once again advised Lloyd McAdams and Joseph E. McAdams that he and Western Investment wanted to see a prompt increase in the price of the Anworth’s common stock and again suggested that Anworth’s management and board consider conducting an on-going, periodic tender offer program, or similar transaction of the type typically conducted by non-publicly traded, closed-end mutual funds.  Mr. Lipson reiterated Western Investment’s intention to file an opposition proxy statement and nominate five director candidates for election to Anworth’s board if Anworth filed its proxy statement to convene the Annual Meeting in May 2014. Mr. Lipson further advised Lloyd McAdams and Joseph E. McAdams that if Western Investment’s nominees took control of the board, it would pursue strategies to maximize the value for all stockholders, or seek to liquidate Anworth.

On March 26, 2014, Anworth filed its preliminary proxy statement. On March 28, 2014, Anworth filed Amendment No. 1 to its preliminary proxy statement.  On April 11, 2014, Anworth filed Amendment No. 2 to its preliminary proxy statement.  On April 14, 2014, Anworth filed its definitive proxy statement.

On April 4, 2014, we filed with our preliminary proxy statement, wherein we indicated our intention to solicit proxies for the election at the Annual Meeting of our five nominees.

Since the date Anworth initially filed its preliminary proxy statement and as of the date hereof, Mr. Lipson and Western Investment, on the one hand, and Anworth, on the other hand, have not had any contact or communications with each other.

PROPOSAL NO. 1: ELECTION OF DIRECTOR

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of our director nominees (the “Nominees”). The nominations were made in a timely manner and in compliance with the applicable provisions of Anworth’s governing instruments.  If at least four of our Nominees are elected, the Nominees will represent a majority of the members of the Board. If less than four of our Nominees are elected, our Nominees will not control the Board, but those Nominees that are elected will work to convince the other Board members to try to effect the changes described herein.

THE NOMINEES

Paul R. DeRosa, age 71, has been a principal of Mt. Lucas Management Corporation, an asset management firm, since 1998.  From 1988 to 1995, Mr. DeRosa served as a co-founder and Managing Director of Eastbridge Capital Inc., a bond trading company and primary dealer in Treasury bonds, and as its Chief Executive Officer from 1995 to 1998.  Prior to that, Mr. DeRosa worked for Citibank N.A., where he was responsible for developing Citibank’s business in financial derivatives and acted as the head of the bank’s proprietary bond trading in the early 1980’s, and served as a research economist at the Federal Reserve Bank of New York.  Currently, Mr. DeRosa serves on the board of directors of Intervest Bancshares Corporation (NASDAQ: IBCA), a bank holding company, since February 2003.  Previously, Mr. DeRosa served on the board of directors of AMBAC Financial Group, Inc. (NASDAQ: AMBC), a holding company with subsidiaries providing financial guarantees and other financial services.  Mr. DeRosa received a Bachelor of Arts degree in Economics from Hobart College and a Ph.D in Economics from Columbia University.  Western Investment believes that Mr. DeRosa’s years of experience in the financial sector and particularly in fixed income securities, as well as serving on boards of directors of public companies, will enable him to provide effective oversight to the Board.

Gregory R. Dube, age 59, is the founder of Roseheart Associates LLC, a private company that invests in securities and real estate, and has served as its Managing Member and Chairman since its inception in 1997.  From 1998 to 2002, Mr. Dube worked at Alliance Capital, where he served as the head of the Global High Yield Group from 1999 to 2002.  Previously, Mr. Dube was a partner at Donaldson, Lufkin & Jenrette, where he was responsible for the Tax-Exempt Capital Markets Division, and served as National Sales Manager of Taxable Fixed Income at Lehman Brothers in New York, where he performed research, risk management and marketing functions and also served as Executive Director of Lehman Brothers International in London.  Mr. Dube serves on the advisory committee of New England Realty Associates Limited Partnership (AMEX: NEN), a partnership engaged in the business of acquiring, developing, holding for investment, operating and selling real estate.  Mr. Dube previously served on the board of directors of The Gabelli Global Multimedia Trust Inc. (NYSE: GGT), a non-diversified closed-end management investment company.  Mr. Dube received his A.B. from Harvard College and was a Rhodes Scholar Nominee.  Western Investment believes that Mr. Dube’s investment experience, background in the credit securities markets and public board experience will make him a valuable addition to the Board.

Kenneth B. Dunn, age 62, served as Dean at the David A. Tepper School of Business at Carnegie Mellon University from 2002 to January 2011, where he has been a Professor of Financial Economics since 2002.  Mr. Dunn first joined the Carnegie Mellon faculty in 1979 and became a tenured professor of finance and economics in 1987.  Additionally, he has been an academic affiliate of Finance Scholars Group, a provider of expert witness and litigation support services, since May 2011.  Previously, Mr. Dunn had a 16-year career managing fixed income portfolios at Miller Anderson & Sherrerd, an investment management firm located in suburban Philadelphia, and then at Morgan Stanley Investment Management, where he served as a Managing Director and as Co-Director of the U.S. Core Fixed Income and Mortgage Teams.  Mr. Dunn has served on the board of directors of NextEra Energy (NYSE: NEE), an electricity generation, transmission, and distribution company, since July 2010, and he previously served on the board of directors of BlackRock, Inc. (NYSE: BLK), a multinational investment management corporation, from 2005 until May 2011.  He is a Trustee of Friend’s Central School.  Previously, he served as a Trustee of the Pittsburgh Opera and as a Trustee of the Pittsburgh Symphony.  Mr. Dunn earned a doctorate in industrial administration from Purdue University in 1979 and his master’s and bachelor’s degrees in business administration from Ohio State University in 1976 and 1974, respectively.  Western Investment believes that Mr. Dunn’s extensive experience in portfolio management of mortgage securities and risk management and his general expertise in financial economics well qualifies him to serve on the Board.

Ronald Mass, age 48, has served as the Managing Partner of Almitas Capital, a financial investment advisory firm, since June 2012.  Previously, Mr. Mass worked as Senior Portfolio Manager and Head of Structured Products at Western Asset Management from 1991 to June 2012, where he led a team of 18 portfolio managers, research analysts, and modelers responsible for management of $100+ billion in Mortgage Backed Securities and Asset Backed Securities.  He is a member of the board of directors of Woodside Homes, a privately held home builder.  Mr. Mass received a Bachelor of Arts degree in Economics from the University of California, Los Angeles.  Western Investment believes that Mr. Mass’s investment knowledge from his experience managing mortgage securities portfolios under a wide range of mandates well qualifies him to serve on the Board.

Scott F. Richard, age 67, has been a Practice Professor of Finance at the Wharton School of the University of Pennsylvania since 2009.  Previously, he served as a Managing Director and Fixed Income Portfolio Manager at Morgan Stanley Investment Management, an international investment management firm, from 1995 to 2008.  Prior to joining Morgan Stanley, Mr. Richard was a partner at Miller, Anderson and Sherrerd, an investment management firm located in suburban Philadelphia.  He also previously served as Head of Mortgage Research at Goldman Sachs & Co., a Professor of Financial Economics at the Graduate School of Industrial Administration (now the Tepper School) at Carnegie-Mellon University, and a Visiting Professor of Finance at the Sloan School of Management at the Massachusetts Institute of Technology.  Currently, Mr. Richard is a member of the board of directors of the Opera Company of Philadelphia, the Academy of Vocal Arts (Philadelphia) and of the Buck and Doe Conservancy.  Mr. Richard holds a B.S. degree in Electrical Engineering from M.I.T. and a Doctor of Business Administration from Harvard University.  Western Investment believes that Mr. Richard’s significant financial experience in research and portfolio management of mortgage securities will make him a valuable addition to the Board.

Western Investment and certain of its affiliates have signed letter agreements, pursuant to which they agreed to indemnify each of Messrs. DeRosa, Dube, Dunn, Mass and Richard against claims arising from the solicitation of proxies from Anworth’s stockholders in connection with the Annual Meeting and any related transactions.

As of the date hereof, none of Messrs. DeRosa, Dube, Dunn, or Richard owns beneficially or of record any securities of the Company and none has made any purchases or sales of any securities of Anworth during the past two years.  Mr. Mass’ purchases and ownership is indicated in Appendix C.  The Nominees, as members of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to be the beneficial owners of the Shares owned by the other members of the group.  For information regarding purchases and sales by the members of such group of securities of Anworth that the Nominees may be deemed to beneficially own, see Appendix C - Purchases and Sales in the Securities of Anworth During the Past Two Years.  The Nominees disclaim beneficial ownership of such securities.

Each of the Nominees, if elected as a director of Anworth, would be an “independent director” within the meaning of (i) the New York Stock Exchange (“NYSE”) listing standards applicable to board composition, including NYSE 303A.01 and NYSE 303A.02 and (ii) Section 301 of the Sarbanes-Oxley Act of 2002.

Other than as stated in this Proxy Statement, including the appendices attached hereto, none of the Nominees will receive any compensation from Western Investment for his services as a director of Anworth, nor are there any arrangements or understandings between Western Investment and any of the Nominees or any other person or persons pursuant to which the nomination described herein is to be made, other than the consent by each of the Nominees to be named in this Proxy Statement and to serve as a director of Anworth if elected as such at the Annual Meeting.  Additionally, other than as stated in this Proxy Statement, none of the Nominees is a party adverse to Anworth or any of its subsidiaries or has a material interest adverse to Anworth or any of its subsidiaries in any material pending legal proceedings.

According to Anworth’s proxy statement for the Annual Meeting, the current Board intends to nominate six (6) candidates for election at the Annual Meeting. This Proxy Statement is soliciting proxies to elect only our Nominees. Accordingly, the enclosed GOLD proxy card may only be voted for our Nominees and does not confer voting power with respect to Anworth’s nominees. The participants in this solicitation presently intend to vote in favor of the Nominees. Stockholders should understand that by voting on the GOLD proxy card, they will be effectively disenfranchised with respect to the election of one (1) director since Western Investment is only nominating five (5) directors.

YOU ARE URGED TO VOTE FOR THE ELECTION OF WESTERN INVESTMENT’S NOMINEES ON THE ENCLOSED GOLD PROXY CARD.

PROPOSAL NO. 2

ANWORTH’S ADVISORY VOTE ON EXECUTIVE COMPENSATION

As discussed in further detail in Anworth’s proxy statement, stockholders have the opportunity, on an advisory basis, to vote on the compensation of Anworth’s Named Executive Officers.  This proposal, commonly known as a “say-on-pay” proposal, is not intended to address any specific item of compensation, but rather the overall compensation of Anworth’s Named Executive Officers and the philosophy, policies and practices described in Anworth’s proxy statement.  Accordingly, Anworth is asking stockholders to vote for the following resolution:

“Resolved, that the stockholders approve the compensation of Anworth’s Named Executive Officers, as disclosed in the Compensation Discussion and Analysis, the compensation tables and the related disclosure contained in Anworth’s proxy statement set forth under the caption “Executive Officers and Compensation” beginning on page 17 of Anworth’s proxy statement.”

According to Anworth’s proxy statement, the stockholder vote on the compensation of Anworth’s Named Executive Officers is an advisory vote only, and it is not binding on Anworth or its Board.

GIVEN ANWORTH’S POOR PERFORMANCE AS PREVIOUSLY DESCRIBED HEREIN, WE RECOMMEND VOTING “AGAINST” THE ADVISORY VOTE TO APPROVE THE COMPENSATION OF ANWORTH’S NAMED EXECUTIVE OFFICERS.

PROPOSAL NO. 3

ANWORTH’S PROPOSAL TO APPROVE THE ADOPTION OF ANWORTH’S 2014 EQUITY COMPENSATION PLAN

As discussed in further detail in Anworth’s proxy statement, Anworth is asking its stockholders to approve the adoption of Anworth’s 2014 Equity Compensation Plan, which replaces Anworth’s 2004 Equity Compensation Plan due to its expiration. Anworth is submitting the approval of Anworth’s 2014 Equity Compensation Plan for approval of the stockholders at the Annual Meeting.

GIVEN ANWORTH’S POOR PERFORMANCE AS PREVIOUSLY DESCRIBED HEREIN, WE RECOMMEND VOTING “AGAINST” THE APPROVAL OF ANWORTH’S 2014 EQUITY COMPENSATION PLAN.

PROPOSAL NO. 4

ANWORTH’S PROPOSAL TO RATIFY APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in Anworth’s proxy statement, the Audit Committee of the Board has appointed McGladrey LLP as Anworth’s independent registered public accounting firm for the fiscal year ending December 31, 2014 and is proposing that stockholders ratify such appointment. Anworth is submitting the appointment of McGladrey LLP for ratification of the stockholders at the Annual Meeting.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE RATIFICATION OF THE APPOINTMENT OF MCGLADREY LLP AS ANWORTH’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2014 AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

VOTING AND PROXY PROCEDURES

Anworth has set the close of business on April 7, 2014 as the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”).  Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.  According to Anworth, as of the Record Date, there were 132,546,512 Shares outstanding.

VOTES REQUIRED FOR APPROVAL

The presence, in person or by proxy, of stockholders entitled to cast not less than a majority of the votes entitled to be cast by all stockholders will constitute a quorum for the transaction of business at the Annual Meeting.

The election of the Nominees to the Board requires a plurality of votes cast at the Annual Meeting if a quorum is present.  Because six director seats are up for election at the 2014 Annual Meeting and potentially 11 director candidates will be submitted to stockholders for a vote, only the six director nominees receiving the highest number of affirmative votes cast “for” their election will be elected irrespective of whether any such highest vote director nominee receives a majority of the total votes affirmatively cast “for” his or her election.

The affirmative vote of a majority of all votes cast on the matter at a meeting at which a quorum is present is necessary to: approve, on an advisory basis, the compensation of Anworth’s Named Executive Officers; approve the adoption by Anworth’s board of the 2014 Equity Compensation Plan; ratify the appointment of McGladrey LLP as Anworth’s independent registered public accounting firm for the fiscal year ending December 31, 2014; and approve any other proposals to be brought before the Annual Meeting or any adjournment or postponement thereof.

The information set forth above regarding the votes required for approval of the proposals is based on information contained in Anworth’s proxy statement.  The incorporation of this information in this proxy statement should not be construed as an admission by us that such process and procedures are legal, valid or binding.

DISCRETIONARY VOTING

Shares held in “street name” and held of record by banks, brokers or nominees may not be voted by such banks, brokers or nominees unless the beneficial owners of such Shares provide them with instructions on how to vote.

See Appendix A - Information Concerning the Annual Meeting for additional and related information concerning the voting and proxy procedures for the Annual Meeting.

IF YOU WISH TO VOTE FOR THE ELECTION OF OUR NOMINEE TO THE BOARD, PLEASE VOTE YOUR SHARES BY TELEPHONE OR INTERNET (WESTERN INVESTMENT WILL BE IDENTIFIED AS “OPPOSITION” ON PROXYVOTE.COM), AS DESCRIBED IN THE ENCLOSED GOLD PROXY CARD, OR BY SIGNING, DATING AND RETURNING PROMPTLY THE ENCLOSED GOLD PROXY CARD, IN THE POSTAGE-PAID ENVELOPE PROVIDED.

OTHER MATTERS, PARTICIPANT AND ADDITIONAL INFORMATION

Western Investment is unaware of any other matters to be considered at the Annual Meeting.  However, should other matters, which Western Investment is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed GOLD proxy card will vote on such matters in their discretion.

We are asking you to vote FOR the election of our Nominees.  The enclosed GOLD proxy card may only be voted for our Nominees and does not confer voting power with respect to Anworth’s nominees.  We intend to vote all of our Shares for the election of our Nominees and will not vote our Shares in favor of Anworth’s director nominees.

Western Investment has omitted from this Proxy Statement certain disclosure required by applicable law that is already included in Anworth’s proxy statement.  This disclosure includes, among other things, biographical information on Anworth’s directors and executive officers and information on committees of the Board.  Stockholders should refer to Anworth’s proxy statement in order to review this disclosure.

See Appendix B - Information Concerning the Participants for information concerning the participants in this solicitation.

See Appendix D - Security Ownership of Certain Beneficial Owners of this proxy statement for information regarding persons who beneficially own more than 5% of the Shares and the ownership of the Shares by the officers and directors of Anworth.

The information concerning Anworth contained in this Proxy Statement and the appendices attached hereto has been taken from, or is based upon, publicly available information.

WESTERN INVESTMENT LLC

April __, 2014

THIS SOLICITATION IS BEING MADE BY WESTERN INVESTMENT AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF ANWORTH.  WESTERN INVESTMENT IS NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING.  SHOULD OTHER MATTERS, WHICH WESTERN INVESTMENT IS NOT AWARE OF WITHIN A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

WESTERN INVESTMENT URGES YOU TO VOTE IN FAVOR OF THE ELECTION OF WESTERN INVESTMENT’S NOMINEES, EITHER BY TELEPHONE OR BY INTERNET AS DESCRIBED IN THE ENCLOSED GOLD PROXY CARD OR BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD TODAY.

APPENDIX TO PROXY STATEMENT

FILED BY WESTERN INVESTMENT LLC RELATING TO THE 2014 ANNUAL MEETING OF STOCKHOLDERS OF

ANWORTH MORTGAGE ASSET CORPORATION 1

Appendix A - Information Concerning the Annual Meeting

Appendix B - Information Concerning the Participants

Appendix C - Purchases and Sales in Securities of Anworth During the Past Two Years

Appendix D - Security Ownership of Certain Beneficial Owners

Appendix E - Western Investment LLC: Summary of Activism Situations

1Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Proxy Statement.

APPENDIX A

INFORMATION CONCERNING THE ANNUAL MEETING

This proxy statement, including the appendices attached thereto (the “Proxy Statement”), relates to the 2014 Annual Meeting of Stockholders of Anworth Mortgage Asset Corporation (the “Anworth”) scheduled to be held at Loews Santa Monica Beach Hotel located at 1700 Ocean Avenue, Santa Monica, California 90401, on May 22, 2014, at 10:00 a.m., local time (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”).  The address of the principal executive offices of Anworth is 1299 Ocean Avenue, Second Floor, Santa Monica, California 90401.

VOTING AND PROXY PROCEDURES

Stockholders, including those who expect to attend the Annual Meeting, are urged to vote their Shares today by following the instructions for Internet voting detailed on the enclosed GOLD proxy card, by calling the toll-free number contained therein, or by signing, dating and mailing the enclosed GOLD proxy card in the enclosed return envelope to Western Investment LLC, c/o InvestorCom, Inc., in the enclosed postage-paid envelope.

Authorized proxies will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of Western Investment’s nominees, Paul R. DeRosa, Gregory R. Dube, Kenneth B. Dunn, Ronald Mass and Scott F. Richard, AGAINST Anworth’s proposal for an advisory vote to approve the compensation of Anworth’s Named Executive Officers, AGAINST Anworth’s proposal to approve the adoption of Anworth’s 2014 Equity Compensation Plan, FOR Anworth’s proposal to ratify the appointment of McGladrey LLP as Anworth’s independent registered public accounting firm for the fiscal year ending December 31, 2014 and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting.

According to Anworth’s proxy statement for the Annual Meeting, the current Board intends to nominate six (6) candidates for election at the Annual Meeting. This Proxy Statement is soliciting proxies to elect only our Nominees. Accordingly, the enclosed GOLD proxy card may only be voted for our Nominees and does not confer voting power with respect to Anworth’s nominees. The participants in this solicitation presently intend to vote in favor of the Nominees. Stockholders should understand that by voting on the GOLD proxy card, they will be effectively disenfranchised with respect to the election of one (1) director since Western Investment is only nominating five (5) directors. In the event that all or some of the Nominees are elected, there can be no assurance that Anworth nominee(s) who gets the most votes and elected to the Board will choose to serve as a director on the Board with the Nominees.

Under Maryland law, Anworth’s stockholders are not entitled to appraisal rights or other similar rights in connection with any of the proposals to be voted upon at the Annual Meeting.

QUORUM

In order to conduct any business at the Annual Meeting, a quorum must be present in person or represented by valid proxies.  The presence, in person or by proxy, of stockholders entitled to cast not less than a majority of the votes entitled to be cast by all stockholders will constitute a quorum for the transaction of business at the Annual Meeting.  For purposes of determining whether a quorum is present, abstentions and broker non-votes are counted as present.

ABSTENTIONS; BROKER NON-VOTES

Brokers, banks and other agents who have record ownership of shares that they hold in “street name” for their clients have the discretion to vote such shares on “routine” matters, such as ratification of independent registered public accounting firms.  Under the rules of the New York Stock Exchange (“NYSE”), brokers, banks and other agents holding shares in “street name” for their clients do not have the ability to cast votes with respect to director elections or other “non-routine” matters unless they have received express instructions from the beneficial owner of the shares.  Accordingly, brokers, banks and other agents holding shares of Anworth in “street name” for the benefit of their customers and clients will request instructions from such customers and clients prior to the Annual Meeting on how to vote their shares.  Votes that, in accordance with the NYSE rules, are not cast by broker-dealer firms on those non-routine matters are called “broker non-votes.”

Abstentions will be considered to be present at the Annual Meeting for purposes of determining the existence of a quorum.

Abstentions and broker non-votes will not be counted as votes cast and will have no effect on the result of the vote in connection with the election of directors, the approval of the adoption of Anworth’s 2014 Equity Compensation Plan and the advisory vote to approve the compensation of Anworth’s Named Executive Officers. Abstentions are excluded but broker non-votes will be counted as votes cast in connection with the ratification of the appointment of McGladrey LLP as Anworth’s independent registered public accounting firm for the fiscal year ending December 31, 2014.

REVOCATION OF PROXIES

Stockholders of Anworth may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy), by delivering a later-dated proxy by Internet, by telephone or by mail, or by delivering a written notice of revocation.  The delivery of a later-dated proxy which is properly completed will constitute a revocation of any earlier proxy.  The revocation may be delivered either to Western Investment in care of InvestorCom, Inc. at the address set forth on the back cover of this appendix or to Anworth at 1299 Ocean Avenue, Second Floor, Santa Monica, California 90401 or to any other address provided by Anworth.  Although a revocation is effective if delivered to Anworth, Western Investment requests that either the original or photostatic copies of all revocations be mailed to Western Investment in care of InvestorCom, Inc. at the address set forth on the back cover of this appendix so that Western Investment will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the record date of a majority of the outstanding Shares.  If you hold your Shares in street name, please check your voting instruction card or contact your bank, broker or nominee for instructions on how to change or revoke your vote.  Additionally, InvestorCom, Inc. may use this information to contact stockholders who have revoked their proxies in order to solicit later-dated proxies for the election of the Nominees and approval of other proposals described herein.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to the Proxy Statement is being made by Western Investment.  Proxies may be solicited by mail, facsimile, telephone, Internet, in person and by advertisements.

Western Investment has entered into an agreement with InvestorCom, Inc. for solicitation and advisory services in connection with this solicitation, for which InvestorCom, Inc. will receive a fee not to exceed $________, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.  InvestorCom, Inc. will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.  Western Investment has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the Shares they hold of record.  Western Investment will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.  It is anticipated that InvestorCom, Inc. will employ approximately __ persons to solicit Anworth’s stockholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by Western Investment.  Because Western Investment believes that Anworth’s stockholders will benefit from the solicitation, Western Investment intends to seek reimbursement from Anworth, to the fullest extent permitted by law, of all expenses it incurs in connection with the solicitation.  Western Investment does not intend to submit the question of such reimbursement to a vote of security holders of Anworth unless otherwise required by law.  Costs of the solicitation of proxies are currently estimated to be approximately $_____.  Western Investment estimates that through the date hereof, its expenses in connection with the solicitation are approximately $______.

STOCKHOLDER PROPOSALS

Proposals of stockholders for consideration at the 2015 Annual Meeting of Stockholders, and for inclusion in Anworth’s proxy statement pursuant to Rule 14a-8 under the Exchange Act, must be received by Anworth no later than the close of business on December 15, 2014, and must comply with the applicable rules of the SEC in order to be included in Anworth’s proxy statement and proxy relating to the 2015 Annual Meeting of Stockholders.

PROCEDURES FOR RECOMMENDING DIRECTOR CANDIDATES

Stockholders of Anworth wishing to recommend director candidates to the Nominating and Corporate Governance Committee must submit their recommendations in writing to the committee, c/o the Secretary, Anworth Mortgage Asset Corporation, 1299 Ocean Avenue, Second Floor, Santa Monica, California 90401.

Anworth’s Nominating and Corporate Governance Committee will consider nominees recommended by Anworth’s stockholders provided that the recommendation contains sufficient information for the Nominating and Corporate Governance Committee to assess the suitability of the candidate, including the candidate’s qualifications.  Candidates recommended by stockholders that comply with these procedures will receive the same consideration that candidates recommended by the Nominating and Corporate Governance Committee receive.

Anworth’s Nominating and Corporate Governance Committee makes recommendations to Anworth’s board of directors concerning candidates for membership as directors, considering such factors as background, skills, expertise, accessibility and availability to serve effectively on Anworth’s board.  This Committee also makes recommendations to Anworth’s board regarding the nomination of incumbent directors for re-election to Anworth’s board.  Anworth’s board then approves a slate of directors to be nominated for election at annual meetings of stockholders.

When selecting directors, Anworth’s board will review and consider many factors, including those specified in Anworth’s Corporate Governance Guidelines, which are posted on the “Governance Documents” section of Anworth’s website. It considers recommendations from many sources, including members of Anworth’s board and management. From time to time, Anworth may hire search firms to help identify and facilitate the screening and interview process of director nominees. The Nominating and Corporate Governance Committee has full discretion in considering its nominations to Anworth’s board.

DEADLINE AND PROCEDURES FOR STOCKHOLDER NOMINATIONS OF DIRECTOR CANDIDATES AND THE PROPOSAL OF OTHER BUSINESS

A stockholder wishing to nominate a candidate for election to Anworth’s board, or propose other business for consideration by Anworth’s stockholders, at the 2015 Annual Meeting of Stockholders is required to give written notice addressed to the Secretary, Anworth Mortgage Asset Corporation, 1299 Ocean Avenue, Second Floor, Santa Monica, California 90401, of his or her intention to make such a nomination or proposal.  In order for a stockholder proposal for director nominations or other business to come before the 2015 Annual Meeting of Stockholders, such nominations or proposals must be made in accordance with Article Eight, Subsection (a)(7)(A), of Anworth’s articles of incorporation, as amended, which require appropriate notice to Anworth of the nomination or proposal not less than 30 days nor more than 60 days prior to the date of the 2015 Annual Meeting of Stockholders.  If less than 31 days’ notice of the date of the 2015 Annual Meeting of Stockholders is given by Anworth, then in order for a stockholder notice of nomination or proposal for other business to be timely, Anworth must receive such notice of the nomination or proposal not later than the close of business on the 10th day following the date Anworth first mailed the notice of the meeting.  In this regard, Anworth presently anticipates that the 2015 Annual Meeting of Stockholders would be held on May 20, 2015, and therefore a stockholder notice of nomination for the election of directors or a proposal for other business must be received by Anworth not before March 21, 2015 but not after April 20, 2015.

The notice of nomination is required to contain certain information about both the nominee and the stockholder making the nomination, as set forth in Anworth’s articles of incorporation, as amended. A nomination which does not comply with all of the requirements will not be considered.

The information set forth above regarding the procedures for submitting stockholder nominations and proposals for consideration at Anworth’s 2015 annual meeting of stockholders is based on information contained in Anworth’s proxy statement.  The incorporation of this information in this proxy statement should not be construed as an admission by us that such procedures are legal, valid or binding.

APPENDIX B

INFORMATION CONCERNING THE PARTICIPANTS

Western Investment, Western Investment Hedged Partners L.P., a Delaware limited partnership (“WIHP”), Western Investment Total Return Partners L.P., a Delaware limited partnership (“WITRP”), Arthur D. Lipson (together with Western Investment, WIHP and WITRP, the “Western Entities”) and the Nominees are members of a group (the “Group”) formed in connection with this proxy solicitation and are deemed participants in this proxy solicitation.

As of the date hereof, the Group collectively owns an aggregate of 5,296,293 Shares, constituting approximately 4.0% of the Shares outstanding.  Each member of the Group, as a member of a “group” for purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the Shares owned by the Group.  Each member of the Group specifically disclaims beneficial ownership of the Shares disclosed herein that he, she or it does not directly own.  See Appendix C - Purchases and Sales in Securities of Anworth During the Past Two Years for information regarding purchases and sales of securities of Anworth during the past two years by the members of the Group.

The principal business of Western Investment is acting as the general partner of WIHP and Western WITRP.  The principal business of WIHP and WITRP is acquiring, holding and disposing of investments in various companies.  The principal occupation of Arthur D. Lipson is serving as the managing member of Western Investment.  The Nominees have been nominated by Western Investment for election as a director at the Annual Meeting.

The principal business address of each of Western Investment, WIHP, WITRP and Mr. Lipson is P.O. Box 71279, Salt Lake City, Utah 84171.

As of the date hereof, WIHP and WITRP beneficially owned 1,953,083 and 2,977,305 Shares, respectively.  As the general partner of each of WIHP and WITRP, Western Investment may be deemed to beneficially own the 4,930,388 Shares owned in the aggregate by WIHP and WITRP, in addition to the 1,000 Shares it holds directly.  As the managing member of Western Investment, Mr. Lipson may be deemed to beneficially own the 4,931,388 Shares beneficially owned by Western Investment, in addition to the 100,000 Shares he owns directly.

As of the date hereof, Ronald Mass beneficially owned 264,905 Shares.  None of the other Nominees owns beneficially or of record any Shares.

The Shares purchased by the Western Entities were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

Western Investment has signed letter agreements with each of the Nominees pursuant to which it agrees to indemnify each Nominee against claims arising from the solicitation of proxies from Anworth’s stockholders in connection with the Annual Meeting and any related transactions.

Except as set forth in the Proxy Statement, (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of Anworth; (iii) no participant in this solicitation owns any securities of Anworth which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of Anworth during the past two years; (v) no part of the purchase price or market value of the securities of Anworth owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of Anworth, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of Anworth; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of Anworth; (ix) no participant in this solicitation or any of his/her/its associates was a party to any transaction, or series of similar transactions, since the beginning of Anworth’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which Anworth or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his/her/its associates has any arrangement or understanding with any person with respect to any future employment by Anworth or its affiliates, or with respect to any future transactions to which Anworth or any of its affiliates will or may be a party; and (xi) no person, including the participants in this solicitation, who is a party to an arrangement or understanding pursuant to which the Nominee is proposed to be elected has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on at the Annual Meeting.  There are no material proceedings to which any of the participants in this solicitation or any of their associates is a party adverse to Anworth or any of its subsidiaries or has a material interest adverse to Anworth or any of its subsidiaries.  With respect to each of the participants in the solicitation, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act, occurred during the past ten years.

B-1

If Western Investment is successful in electing at least four (4) of the Nominees at the Annual Meeting, then a change in control of the Board may be deemed to have occurred.  Such a change in control pursuant to the election of some or all of the Nominees could trigger change in control provisions or payments pursuant to certain Change in Control and Arbitration Agreements with certain employees of Anworth’s manager as described in Anworth’s proxy statement.  Stockholders should refer to Anworth’s proxy statement in order to review this disclosure.

Western Investment does not expect that any of the Nominees will be unable to stand for election, but, in the event that any of the Nominees is unable to serve or for good cause will not serve, the Shares represented by the enclosed GOLD proxy card will be voted for a substitute nominee.  In addition, Western Investment reserves the right to nominate substitute person(s) if Anworth makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any of the Nominees.  In any such case, Shares represented by the GOLD proxy card will be voted for such substitute nominee.  Western Investment reserves the right to nominate additional person(s) if Anworth increases the size of the Board above its existing size, increases the number of directors whose terms expire at the Annual Meeting or calls a meeting to fill any vacancies on the Board.  Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Western Investment that any attempt to increase the size of the current Board or to reconstitute or reconfigure the classes on which the current directors serve constitutes an unlawful manipulation of Anworth’s corporate machinery.

While the Nominees, if elected, will use their best efforts on behalf of Anworth, there can be no assurance that the election of our Nominees will improve Anworth’s business or otherwise enhance stockholder value.  Your vote to elect the Nominees will have the legal effect of replacing incumbent directors of Anworth with our Nominees.

B-2

APPENDIX C

PURCHASES AND SALES IN THE SECURITIES OF ANWORTH
DURING THE PAST TWO YEARS 1

Shares of Common Stock Purchased / (Sold)	Date of Purchase / Sale

Western Investment Hedged Partners L.P.

6,700	11/9/2012
3,000	11/13/2012
4,600	11/21/2012
(14,300)	2/7/2013
11,300	5/29/2013
(6,300)	6/10/2013
(5,000)	6/12/2013
26,900	12/20/2013
15,000	12/23/2013
94,073	12/23/2013
100,000	12/24/2013
100,000	12/26/2013
100,000	12/27/2013
100,200	12/30/2013
100,000	12/31/2013
100,000	1/2/2014
100,000	1/3/2014
100,000	1/6/2014
150,000	1/7/2014
150,000	1/8/2014
80,115	1/9/2014
25,000	1/10/2014
25,000	1/13/2014
25,000	1/14/2014
25,000	1/15/2014
25,000	1/16/2014
25,300	1/17/2014
25,000	1/21/2014
25,000	1/22/2014
25,000	1/23/2014
25,000	1/27/2014
24,700	1/28/2014
25,000	1/29/2014
25,000	1/30/2014
25,000	1/31/2014
(81,149)*	1/31/2014
25,000	2/3/2014
25,000	2/4/2014

1All of such transactions were in common stock, par value $0.01 per share, of Anworth.

25,000	2/5/2014
(207,056)**	3/4/2014
50,000	3/10/2014
50,000	3/11/2014
100,000	3/12/2014
100,000	3/13/2014
100,000	3/14/2014
100,000	3/17/2014

Western Investment Total Return Partners L.P.

25,000	1/29/2014
25,000	1/30/2014
50,000	1/31/2014
81,149*	1/31/2014
50,000	2/3/2014
50,000	2/4/2014
50,000	2/5/2014
75,000	2/6/2014
75,000	2/7/2014
75,000	2/10/2014
75,000	2/11/2014
75,000	2/12/2014
75,000	2/13/2014
75,000	2/14/2014
75,000	2/18/2014
75,000	2/19/2014
75,000	2/20/2014
100,000	2/21/2014
100,000	2/24/2014
100,000	2/25/2014
100,000	2/26/2014
100,000	2/27/2014
100,000	2/28/2014
150,000	3/3/2014
200,000	3/4/2014
207,056**	3/4/2014
200,000	3/5/2014
49,000	3/6/2014
50,100	3/7/2014
250,000	4/2/2014
161,000	4/3/2014
29,000	4/3/2014

Western Investment Institutional Partners LLC

1,453	4/26/2012
(1,453)	5/10/2012
6,300	7/30/2012
10,400	7/30/2012

1,000	7/31/2012
5,300	7/31/2012
(23,000)	10/15/2012

Western Investment LLC

1,000	3/6/2014

Art Lipson

50,000	1/22/2014
40,500	1/27/2014
7,251	1/29/2014
2,249	2/19/2014

Ron Moss

10,000	7/8/2013
(10,000)	7/18/2013
5,100	9/9/2013
2,400	9/9/2013
7,500	9/9/2013
13,400	9/9/2013
1,600	9/9/2013
10,000	9/9/2013
20,000	11/5/2013
17,400	11/5/2013
3,800	11/5/2013
3,800	11/5/2013
(25,000)	12/3/2013
(23,000)	12/3/2013
(17,000)	12/3/2013
(20,000)	12/3/2013
10,000	12/24/2013
52,600	12/26/2013
35,000	1/28/2014
30,000	2/13/2014
17,768	2/13/2014
25,000	3/10/2014
25,000	3/10/2014
19,137	3/10/2014
31,900	3/11/2014
18,500	3/31/2014

*	In-kind distribution from Western Investment Hedged Partners L.P. to Western Investment Total Return Partners L.P. (on investment in Western Investment Hedged Partners L.P.)
**	In-kind distribution from Western Investment Hedged Partners L.P. to certain investors and their subsequent contribution of the shares to Western Investment Total Return Partners L.P.

APPENDIX D

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
/
The following table is reprinted from Anworth’s Definitive Proxy Statement filed with the
Securities and Exchange Commission on April 14, 2014

As of April 7, 2014, the record date of the Annual Meeting, there were 132,546,512 shares of our common stock outstanding. The following table sets forth certain information known to us with respect to the beneficial ownership of our common stock as of April 7, 2014 by (i) each of our directors and our board’s director nominees, (ii) each of our executive officers, (iii) each person who is known to us to beneficially own more than 5% of our common stock and (iv) all of our directors and executive officers as a group. The number of shares beneficially owned is determined under rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and any shares which the individual has the right to acquire within 60 days of April 7, 2014 through the exercise of any stock option or other right. Unless otherwise noted, we believe that each person has sole investment and voting power (or shares or controls such powers with either his or her spouse or immediate family member) with respect to the shares set forth in the following table:

Beneficial Owner	Common Stock Beneficially Owned(1)	Percent of Class
Directors and Executive Officers(2)
Lloyd McAdams(3)	1,292,915	1.	0
Thad M. Brown	74,577	*
Lee A. Ault III	42,000	*
Charles H. Black	26,923	*
Joe E. Davis	15,582	*
Robert C. Davis	20,000	*
Mark S. Maron(4)	0	*
Joseph E. McAdams(5)	323,208	*
All Directors, Director Nominees and Executive Officers as a Group (8 Persons)(6)	1,795,205	1.3%
5% Stockholders
BlackRock, Inc.(7)	10,487,188	7.	9%
Wellington Management Company, LLP(8)	8,496,907	6.	4%
The Vanguard Group Inc.(9)	7,927,356	6.	0%
_______________

*	Less than 1%

(1)
The amounts shown do not include shares of our Series B Preferred Stock, which are convertible into shares of our common stock at a current conversion rate of 4.0411. A table which details the beneficial ownership of our Series A Preferred Stock and Series B Preferred Stock is shown after these footnotes .

(2)	As a result of the Externalization effective as of December 31, 2011, our only Named Executive Officers are our statutory officers.

(3)
Includes (i) 1,196,715 shares held by Mr. Lloyd McAdams and Ms. Heather U. Baines, (ii) 62,500 shares which Mr. McAdams owns individually and in which Ms. Baines has no beneficial interests, and (iii) 33,700 shares owned by the McAdams Foundation, of which Mr. Lloyd McAdams is a director. Mr. McAdams shares voting and investment power over the shares held by the Foundation with Mr. Joseph E. McAdams and disclaims any beneficial interest in the shares held by this entity.

(4)
Mr. Maron has been nominated by our board as a director nominee for election to our board at the Annual Meeting to fill the vacancy that will be created by the expiration of Mr. Black’s term as a director.

(5)
Includes 33,700 shares owned by the McAdams Foundation, of which Mr. Joseph E. McAdams is a director. Mr. McAdams shares voting and investment power over the shares held by the Foundation with Mr. Lloyd McAdams and disclaims any beneficial interest in the shares held by this entity.

(6)	Each of our directors and officers may be reached at 1299 Ocean Avenue, Second Floor, Santa Monica, California 90401.

(7)
Based on information provided in a Schedule 13G that was filed with the SEC on January 28, 2014 by BlackRock, Inc. Aggregate beneficial ownership reported by BlackRock, Inc. is on a consolidated basis and includes shares beneficially owned by the following subsidiaries of BlackRock, Inc., none of which beneficially owns 5% or greater of our common stock: BlackRock Advisors (UK) Limited, BlackRock Advisors, LLC, BlackRock Asset Management Canada Limited, BlackRock Fund Advisors, BlackRock Institutional Trust Company, N.A., BlackRock Investment Management (Australia) Limited, BlackRock Investment Management (UK) Ltd. and BlackRock Investment Management LLC. The address of BlackRock, Inc. is 40 East 52nd Street, New York, New York, 10022.

(8)
Based on information provided in a Schedule 13G that was filed with the SEC on February 14, 2014 by Wellington Management Company, LLP. The shares with respect to the aggregate beneficial ownership reported by Wellington Management Company, LLP, in its capacity as investment adviser, are owned of record by clients of Wellington Management Company, LLP. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such shares. The address of Wellington Management Company, LLP is 280 Congress Street, Boston, Massachusetts 02210.

(9)
Based on information provided in a Schedule 13G that was filed with the SEC on February 11, 2014 by The Vanguard Group, Inc. Aggregate beneficial ownership reported by The Vanguard Group, Inc. is on a consolidated basis and includes shares beneficially owned by the following wholly-owned subsidiaries of The Vanguard Group, Inc., none of which beneficially owns 5% or greater of our common stock: Vanguard Fiduciary Trust Company, as a result of it serving as investment manager of collective trust accounts, and Vanguard Investments Australia, Ltd., as a result of it serving as investment manager of Australian investment offerings. The address of The Vanguard Group, Inc. is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

As of April 7, 2014, the record date of the Annual Meeting, there were 1,919,378 shares of our Series A Cumulative Preferred Stock and 1,009,640 shares of our Series B Cumulative Convertible Preferred Stock outstanding. The following table sets forth certain information known to us with respect to the beneficial ownership of our Series A Cumulative Preferred Stock and Series B Cumulative Convertible Preferred Stock as of that date by (i) each of our directors, (ii) each of our Named Executive Officers, and (iii) all of our directors and executive officers as a group. We have omitted from the following table those directors and Named Executive Officers who do not beneficially own shares of our Series A Cumulative Preferred Stock or Series B Cumulative Convertible Preferred Stock. The number of shares beneficially owned is determined under rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and any shares which the individual has the right to acquire within 60 days of April 7, 2014 through the exercise of any stock option or other right. Except under certain circumstances, both our Series A Cumulative Preferred Stock and Series B Cumulative Convertible Preferred Stock are non-voting equity securities. Our Series B Cumulative Convertible Preferred Stock is convertible into shares of our common stock. Unless otherwise noted, we believe that each person has sole investment power (or shares or controls such powers with either his or her spouse or immediate family member) with respect to the shares set forth in the following table:

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Directors and Named Executive Officers:
Series A Cumulative Preferred Stock	Robert C. Davis	7,000	*
Series A Cumulative Preferred Stock	All Directors, Director Nominees and Executive Officers as a Group (8 Persons)	7,000	*
Series B Cumulative Convertible Preferred Stock(1)	Joe E. Davis	3,000	*
Series B Cumulative Convertible Preferred Stock(1)	Robert C. Davis	4,000	*
Series B Cumulative Convertible Preferred Stock(1)	All Directors, Director Nominees and Executive Officers as a Group (8 Persons)	7,000	*
_______________

*	Less than 1%

(1)
As of April 7, 2014, our Series B Preferred Stock was convertible at the conversion rate of 4.0411 shares of our common stock per $25.00 liquidation preference. The conversion rate will be adjusted in any fiscal quarter in which the cash dividends paid to common stockholders results in an annualized common stock dividend yield that is greater than 6.25%. The conversion ratio will also be subject to adjustment upon the occurrence of certain specific events such as a change in control. Our Series B Preferred Stock is convertible into shares of our common stock at the option of the Series B Preferred stockholder at any time at the then prevailing conversion rate. We may, at our option, convert, under certain circumstances, each share of Series B Preferred Stock into a number of common shares at the then prevailing conversion rate .

APPENDIX E

Western Investment LLC: Summary of Activism Situations

Ticker	Name	Date of Initial Activism Filing	Activism Result
AWP	Alpine Global Premier Properties Fund	+	Tender 20% of shares at 95% of NAV, June 2012
BPS	Blackrock Pennsylvania Strategic Municipal Trust	+	Raised dividend, June 2005
BSD	The Blackrock Strategic Municipal Trust	+	Raised dividend, June 2005
DHG	DWS Dreman Value Income Edge Fund	1/8/2010	25% tender and enhanced shareholder buyback program, October 2010
DRP	DWS RREEF World Real Estate Fund	2/26/2010	Open ended, February 2011.
FVD	First Trust Value Line® Dividend Index Fund	12/12/2005	Converted to an ETF at NAV, December 2006
GCS	DWS Enhanced Commodity Strategy Fund	6/6/2008	Open ended, August 2010
GGT	Gabelli Global Multimedia Trust	1/25/2010	Won board seat, June 2010. Increased dividend, April 2010, and buyback, Aug 2010
HQL	H&Q Life Sciences Investors	1/4/2011	Tender for 35% of shares at 98% of NAV, May 2011
HTD	John Hancock Tax Advantaged Dividend Fund	1/31/2008	Raised dividend, August 2008
LBF	DWS Global High Income Fund	5/20/2010	25% tender and enhanced shareholder buyback program, Oct 2010
MGU	Macquarie Global Infrastructure Fd	9/12/2011	Tender 20% of Shares at 95% of NAV, December 2012, Additional Tender if > 8% Discount
MZF	MBIA/Claymore Managed Dur Inv Grade Muni Fd	8/27/2008	Tender 15% of Shares at 98% of NAV, March 2010, Ongoing Tenders if > 5% Discount
NBO	Neuberger Berman NY Intermediate Muni Fd	4/14/2009	Tender 10% of Shares at 98% of NAV, May 2009, Ongoing Tenders if > 10% Discount
NBW	Neuberger Berman Cal Intermediate Muni Fd	1/22/2009	Tender 10% of Shares at 98% of NAV, May 2009, Ongoing Tenders if > 10% Discount
NDD	Neuberger Berman Dividend Advantage Trust	12/29/2008	Liquidation, October 2009
NFL	Nuveen Insured Florida Premium Inc Muni Fd	9/11/2009	Merged into NIO, October 2009
NHS	Neuberger Berman High Yield Strategies Fund	4/15/2009	Tender 10% of Shares at 98% of NAV, May 2009, Ongoing Tenders if > 10% Discount
NOX	Neuberger Berman Income Opportunity Fund	3/2/2009	Tender 10% of Shares at 98% of NAV, May 2009, Ongoing Tenders if > 10% Discount
NQF	Nuveen Florida Investment Quality Muni Fd	7/27/2009	Merged into NPM, October 2009
NRI	Neuberger Berman Realty Income Fund	9/20/2006	Raised dividend, April 2007
NRL	Neuberger Berman Real Estate Income Fund	3/21/2005	Tender for all shares at 99% NAV, September 2007
NRO	Neuberger Berman Real Estate Securities Inc Fd	2/20/2007	Tender 10% of Shares at 98% of NAV, May 2009, Ongoing Tenders if > 10% Discount
NUF	Nuveen Florida Quality Income Municipal Fund	3/30/2009	Merged into NPM, October 2009
NWF	Nuveen Insured Florida Tax-Free Advantage Muni Fd	9/22/2009	Merged into NEA, October 2009
PBF	Pioneer Municipal and Equity Income Trust	1/26/2007	Open ended, October 2008
PPM	Investment Grade Municipal Income Fund	10/9/2008	Liquidation, May 2010
RIT	LMP Real Estate Income Fund	9/16/2005	Raised dividend, February 2007
RTU	Cohen & Steers REIT & Utility Fund	12/21/2007	Raised dividend, June 2008, + 10% buyback. Merged into UTF, March 2010.
SBF	Salomon Brothers Fund	7/22/2005	Open ended, July 2006 (Elliott Management was lead activist.)
SCD	LMP Capital and Income Fund	12/17/2010	Tender for 30% of shares at 98% of NAV, June 2011, Ongoing tenders if > 5% Discount
SEL	Seligman Select Municipal Fund	+	Open ended, March 2009
SLS	RiverSource Lasalle International Real Estate Fd	7/2/2010	Open ended, April 2011
TY	Tri-Continental Corporation	1/6/2006	In-kind and Regular Tenders at 99.25% of NAV, December 2008
TYW	TS&W/Claymore Tax-Advantaged Balanced Fund	2/18/2010	Open ended at NAV, January 2012
UTF	Cohen & Steers Infrastructure Fund	11/26/2007	Raised dividend, June 2008 + 10% buyback
ZF	Zweig Fund	4/16/2004	Raised dividend, September 2004
ZTR	Zweig Total Return Fund	4/6/2004	Raised dividend, September 2004
+ - Private communication, no filing.

E-1

IMPORTANT

Tell your Board what you think!  Your vote is important.  No matter how many Shares you own, please give Western Investment your proxy FOR the election of Western Investment’s Nominees and in accordance with Western Investment’s recommendations on the other proposals on the agenda for the Annual Meeting by voting your Shares by telephone or Internet as described in the enclosed GOLD proxy card or by signing and dating the enclosed GOLD proxy card, and returning it in the postage-paid envelope provided.

If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such Shares and only upon receipt of your specific instructions.  Accordingly, please contact the person responsible for your account and instruct that person to execute the GOLD proxy card.  In addition, if you hold your Shares in a brokerage or bank account, your broker or bank may allow you to provide your voting instructions by telephone or Internet.  Please consult the materials you receive from your broker or bank prior to authorizing a proxy by telephone or Internet.  Western Investment urges you to confirm in writing your instructions to Western Investment in care of InvestorCom, Inc.  at the address provided below so that Western Investment will be aware of all instructions given and can attempt to ensure that such instructions are followed.

If you have any questions or need assistance voting your shares, please call:

InvestorCom, Inc.
65 Locust Avenue, Third Floor
New Canaan, CT 06840

Stockholders Call Toll-Free at: (877) 972-0090
Banks and Brokers Call Collect at: (203) 972-9300

GOLD PROXY CARD

PRELIMINARY COPY SUBJECT TO COMPLETION

ANWORTH MORTGAGE ASSET CORPORATION

2014 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF WESTERN INVESTMENT LLC

THE BOARD OF DIRECTORS OF ANWORTH MORTGAGE ASSSET CORPORATION IS NOT SOLICITING THIS PROXY

P            R            O            X            Y

The undersigned appoints Arthur D. Lipson attorney and agent with full power of substitution to vote all Common Shares of beneficial interest of Anworth Mortgage Asset Corporation (the “Anworth”) which the undersigned would be entitled to vote if personally present at the 2014 Annual Meeting of Stockholders of Anworth scheduled to be held at Loews Santa Monica Beach Hotel located at 1700 Ocean Avenue, Santa Monica, California 90401, on May 22, 2014, at 10:00 a.m., local time (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock, par value $0.01 per share of Anworth held by the undersigned, and hereby ratifies and confirms all action the herein named attorney and proxy, his substitute, or any of them may lawfully take by virtue hereof.  If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorney and proxy or his substitute with respect to any other matters as may properly come before the Annual Meeting that are unknown to Western Investment LLC (“Western Investment”) a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSAL 1 AND PROPOSAL 4 AND “AGAINST” PROPOSAL 2 and PROPOSAL 3.

This Proxy will be valid until the completion of the Annual Meeting.  This Proxy will only be valid in connection with Western Investment’s solicitation of proxies for the Annual Meeting.

IMPORTANT:  PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

[X] Please mark vote as in this example

WESTERN INVESTMENT RECOMMENDS A VOTE FOR ITS NOMINEES AND AGAINST PROPOSALS NO. 2 AND NO. 3.  WESTERN INVESTMENT MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL NO. 4.

1. Western Investment’s Proposal to elect Paul R. DeRosa , Kenneth B. Dunn, Gregory R. Dube, Ronald Mass and Scott F. Richard as directors of Anworth.

	FOR NOMINEE	WITHHOLD AUTHORITY TO VOTE FOR NOMINEE
Nominee: Paul R. DeRosa	[ ]	[ ]
Nominee: Gregory R. Dube	[ ]	[ ]
Nominee: Kenneth B. Dunn	[ ]	[ ]
Nominee: Ron Mass	[ ]	[ ]
Nominee: Scott F. Richard	[ ]	[ ]

There is no assurance that any of the candidates who have been nominated by Anworth will serve as directors if our Nominees are elected.

2. Anworth’s proposal for the approval, on an advisory basis, of the compensation of Anworth’s Named Executive Officers.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3. Anworth’s proposal for the approval of the adoption of Anworth’s 2014 Equity Compensation Plan.

☐ FOR	☐ AGAINST	☐ ABSTAIN

4. Anworth’s proposal for the ratification of the appointment of McGladrey LLP as Anworth’s independent registered public accounting firm for Anworth’s fiscal year ending December 31, 2014.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED:  ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN.  EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.  PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.